================================================================================


                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 11-K


                                 ANNUAL REPORT

       Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                 For the Three Months Ended December 31, 1998

                       Commission File Number 001-04601

                                _______________

                       PRODUCTION OPERATORS THRIFT PLAN
                           (Full title of the plan)

                                _______________


                             SCHLUMBERGER LIMITED
                (Name of issuer of the securities held pursuant
                                 to the plan)

                                277 Park Avenue
                            New York, NY 10172-2066
                  (Address, including zip code, of principal
                               executive office)

                                (212) 350-9400
                    (Telephone number, including area code)



====================================================================

                       PRODUCTION OPERATORS THRIFT PLAN

           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                             ____________________

                             FINANCIAL STATEMENTS

                                                                    Page
                                                                    ----
Independent Auditors' Report.....................................     1

Statements of Net Assets Available for Benefits,
 December 31, 1998 and September 30, 1998........................     2

Statement of Changes in Net Assets Available for Benefits with
 Fund Information, Three Months Ended December 31, 1998..........     3

Notes to Financial Statements....................................     4

                             ____________________

                            SUPPLEMENTAL SCHEDULES

Schedule of Assets Held for Investment Purposes,
 December 31, 1998...............................................     9

Schedule of Reportable Transactions, Three Months Ended
 December 31, 1998...............................................    10

All other schedules are omitted because they are not applicable, not required or the information is included in the Notes to Financial Statements.

                             ____________________

                                  SIGNATURES

THE PLAN. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                              PRODUCTION OPERATORS THRIFT PLAN


                              BY /s/ J. CHRISTOPHER HOLLAND
                                --------------------------------
                                     J. Christopher Holland
                                Secretary, Retirement Plan Committee
Date:  June 11, 1999

                         INDEPENDENT AUDITORS' REPORT


To the Retirement Plan Committee of the
Production Operators Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Production Operators Thrift Plan as of December 31, 1998 and September 30, 1998, and the related statement of changes in net assets available for benefits for the three months ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Production Operators Thrift Plan as of December 31, 1998 and September 30, 1998, and the changes in net assets available for benefits for the three months ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                              /s/ LARKIN, ERVIN & SHIRLEY, L.L.P.

Houston, Texas
June 11, 1999

                       PRODUCTION OPERATORS THRIFT PLAN
                Statements of Net Assets Available for Benefits

                                                                   December 31                  September 30
                                                                      1998                          1998
                                                              ------------------            ------------------
                     Assets
Investments:
  At fair value -
    Registered investment company shares:
      IDS International Fund                                  $           27,198            $            4,151
      IDS New Dimensions Fund                                          5,831,555                     4,695,161
      IDS Mutual Fund                                                  3,251,966                     2,888,506
      IDS Federal Income Fund                                            559,757                       294,557
      AIM Constellation Fund                                             798,965                       626,383
    Schlumberger Stock Fund                                               55,525                         1,511
    Participant notes receivable                                       1,114,147                     1,014,866
                                                              ------------------            ------------------
                                                                      11,639,113                     9,525,135
                                                              ------------------            ------------------
  At contract value -
      AET Equity Index Fund I                                          9,956,645                     8,236,266
      AET Income Fund II                                               5,107,977                     5,341,613
                                                              ------------------            ------------------
                                                                      15,064,622                    13,577,879
                                                              ------------------            ------------------
      Total investments                                               26,703,735                    23,103,014

Other assets                                                                   -                             -
                                                              ------------------            ------------------
      Total assets                                                    26,703,735                    23,103,014

                     Liabilities
Total liabilities                                                              -                             -
                                                              ------------------            ------------------
      Net assets available for benefits                       $       26,703,735            $       23,103,014
                                                              ==================            ==================



                    The accompanying notes are an integral
                      part of these financial statements.

                       PRODUCTION OPERATORS THRIFT PLAN
           Statement of Changes in Net Assets Available for Benefits
                             with Fund Information
                 For the Three Months Ended December 31, 1998

                                                        IDS             IDS New          IDS             IDS               AIM
                                                   International      Dimensions        Mutual         Federal        Constellation
                                                       Fund              Fund            Fund        Income Fund           Fund
                                                ----------------   -------------   ------------   --------------   ----------------
Additions
Additions to net assets attributed to:
  Investment income
    Net appreciation/(depreciation) in
     fair value of investments                   $         2,076   $     794,584   $    (57,055)  $      (11,160)  $        135,766
  Interest                                                     -               -              -                -                  -
  Dividends                                                  444         335,366        357,272           12,725             19,597
                                                ----------------   -------------   ------------   --------------   ----------------
                                                           2,520       1,129,950        300,217            1,565            155,363
                                                ----------------   -------------   ------------   --------------   ----------------
  Contributions
    Participants'                                         19,700          81,491         63,813            7,168             32,490
    Employer's                                               747          20,283         11,575            2,514              4,435
                                                ----------------   -------------   ------------   --------------   ----------------
                                                          20,447         101,774         75,388            9,682             36,925
                                                ----------------   -------------   ------------   --------------   ----------------
     Total additions                                      22,967       1,231,724        375,605           11,247            192,288
                                                ----------------   -------------   ------------   --------------   ----------------
Deductions
Deductions from net assets attributable to:
  Benefits paid to participants                                -          37,186         13,211                -                 93
  Administrative expenses                                      3             205            113               17                 36
                                                ----------------   -------------   ------------   --------------   ----------------
     Total deductions                                          3          37,391         13,324               17                129
                                                ----------------   -------------   ------------   --------------   ----------------
Net increase/(decrease) prior to
 interfund transfers                                      22,964       1,194,333        362,281           11,230            192,159
Interfund transfers                                           83         (57,939)         1,179          253,970            (19,577)
                                                ----------------   -------------   ------------   --------------   ----------------
Net increase/(decrease)                                   23,047       1,136,394        363,460          265,200            172,582
Net assets available for benefits:
  Beginning of year                                        4,151       4,695,161      2,888,506          294,557            626,383
                                                ----------------   -------------   ------------   --------------   ----------------
  End of year                                   $         27,198   $   5,831,555   $  3,251,966   $      559,757   $        798,965
                                                ================   =============   ============   ==============   ================

                                                        AET              AET
                                                   Equity Index         Income     Schlumberger      Participant
                                                      Fund I           Fund II      Stock Fund          Notes          Total
                                                ---------------    ------------   --------------    -------------   -------------
Additions
Additions to net assets attributed to:
  Investment income
    Net appreciation/(depreciation) in
     fair value of investments                  $     1,741,346    $     75,274   $       (6,212)   $           -   $   2,674,619
    Interest                                                  -               -                -           24,898          24,898
    Dividends                                                 -               -              183                -         725,587
                                                ---------------    ------------   --------------    -------------   -------------
                                                      1,741,346          75,274           (6,029)          24,898       3,425,104
                                                ---------------    ------------   --------------    -------------   -------------
  Contributions
    Participants'                                       221,923          52,870            3,402                -         482,857
    Employer's                                           27,312          17,020              964                -          84,850
                                                ---------------    ------------   --------------    -------------   -------------
                                                        249,235          69,890            4,366                -         567,707
                                                ---------------    ------------   --------------    -------------   -------------
     Total additions                                  1,990,581         145,164           (1,663)          24,898       3,992,811
                                                ---------------    ------------   --------------    -------------   -------------
Deductions
Deductions from net assets attributable to:
  Benefits paid to participants                          39,293         290,621                -           10,787         391,191
  Administrative expenses                                   284             236                5                -             899
                                                ---------------    ------------   --------------    -------------   -------------
     Total deductions                                    39,577         290,857                5           10,787         392,090
                                                ---------------    ------------   --------------    -------------   -------------
Net increase/(decrease) prior to
 interfund transfers                                  1,951,004        (145,693)          (1,668)          14,111       3,600,721
Interfund transfers                                    (230,625)        (87,943)          55,682           85,170               -
                                                ---------------    ------------   --------------    -------------   -------------
Net increase/(decrease)                               1,720,379        (233,636)          54,014           99,281       3,600,721
Net assets available for benefits:
  Beginning of year                                   8,236,266       5,341,613            1,511        1,014,866      23,103,014
                                                ---------------    ------------   --------------    -------------   -------------
  End of year                                   $     9,956,645    $  5,107,977   $       55,525    $   1,114,147   $  26,703,735
                                                ===============    ============   ==============    =============   =============

                    The accompanying notes are an integral
                      part of these financial statements.

                       PRODUCTION OPERATORS THRIFT PLAN
                         Notes to Financial Statements
                               December 31, 1998


NOTE 1 - DESCRIPTION OF THE PLAN

The Production Operators Thrift Plan (the "Plan"), a defined contribution plan, was established on July 1, 1974. It covers substantially all domestic employees and certain employees in foreign service of Production Operators, Inc. (the "Company"). The following description of the Plan and Plan Amendments is provided for general purposes only. Participants should refer to the Plan Document, as amended, for more complete information.


General

Administration of the Plan is conducted by a committee consisting of no less than three members appointed by the board of directors of the Company. The Plan was amended and restated effective July 1, 1998, to become the mirror image of two other defined contribution plans sponsored by Camco International Inc. (see
Note 2 - Corporate Structure and Continuation of Plan). On that date, American Express Trust Company ("American Express") succeeded Fidelity Management Trust Company ("Fidelity") as asset custodian and record keeper for the Plan, and the board of directors appointed two officers of the Company to succeed Fidelity as Trustees for the Plan. Concomitantly, the end of the Plan's fiscal year was changed from September 30 to December 31 for fiscal years beginning after October 1, 1998, so that after December 31, 1998, the Plan's fiscal year will coincide with the calendar year.


Eligibility and Vesting

Prior to July 1, 1998, employees were eligible to participate in the Plan on the first day of the next calendar quarter after one year of service, provided they had completed one thousand hours of service. Participants were fully vested in their contributions and the related earnings/losses. Participants were not vested in Company matching contributions and related earnings/losses until they had completed five years of service.

On July 1, 1998, and thereafter, employees are eligible to participate in the Plan after completing one hour of service. Participants continue to be fully vested in their contributions and the related earnings/losses. Participants vest in Company matching contributions and related earnings/losses at 20% per year, becoming fully vested after five years of service. In the event the Plan is partially or completely terminated, all participants will become 100% vested in their account balances.


Contributions

Prior to July 1, 1998, participants could elect to defer from 1% to 15% of their compensation on a pre-tax basis, subject to maximum annual contributions of $10,000 ($9,500 in 1997), and have the Company contribute to the Plan on their behalf the amount so deferred. The Company made matching contributions of 50% of the participants' first 6% of pre-tax contributions. Participants' accounts also included frozen after-tax contributions made by participants to the Production Operators, Inc. Profit Sharing Plan, that was merged into the Plan on October 1, 1996.

On July 1, 1998, and thereafter, participants could continue to elect to defer from 1% to 15% of their compensation on a pre-tax basis, subject to maximum annual contributions of $10,000, and have the Company contribute to the Plan on their behalf the amount so deferred. After-tax contributions of up to 10% of compensation also became permitted. The Company matching contributions of 50% of participants' pre-tax contributions became subject to a maximum contribution amount of $1,500 per year.


Expenses

Prior to July 1, 1998, administrative expenses incurred by the Trustee and record keeper were paid by the Plan participants. On July 1, 1998, and thereafter, the accounts of participants have been charged fees of $2.50 per quarter, which have been applied to the cost of administering the Plan, and the Company has paid all administrative expenses in excess of these fees. Transaction fees are also charged for participant loans, withdrawals and distributions.


Withdrawals

All after-tax contributions may be withdrawn by participants by making written application to the Plan's record keeper. Company matching contributions, pre-tax contributions and rollover contributions may be withdrawn after the participant has attained age 59-1/2 or if the participant suffers an immediate and heavy financial hardship that cannot be satisfied from other reasonably available resources. Additionally, Company matching contributions may be withdrawn only if they have been credited to a participant's account for more than two years. Prior to July 1, 1998, no more than one withdrawal could be made during any Plan Year. On July 1, 1998, and thereafter, withdrawals are permitted once each calendar quarter.


Loans

Participants may borrow a portion of their account balance to relieve a financial hardship or for any other suitable purpose. Loan amounts are limited in accordance with a formula based on 50% of the present value of a participant's vested account balance, not to exceed $50,000. Loans must be repaid within five years and are secured by the participant's account balance.


Forfeitures

Participants who terminate employment forfeit the non-vested portion of their account. Forfeited amounts will be restored for former participants who resume employment if they repay, within five years, the full amount of termination distribution they received. Amounts forfeited are used first to restore accounts, as above, and then to reduce Company contributions.


NOTE 2 - CORPORATE STRUCTURE AND CONTINUATION OF PLAN

Production Operators, Inc. is a wholly owned subsidiary of Production Operators Corp. On June 13, 1997, Production Operators Corp. merged into Camco International Inc. ("Camco"). On August 31, 1998, Camco merged into Schlumberger Technology Corporation ("STC"), a wholly owned subsidiary of Schlumberger Limited ("Schlumberger"). Schlumberger maintains defined contribution plans similar to the Plan and expects to merge the Plan into a Schlumberger plan before the end of 2001. Nevertheless, the Company has reserved the right to terminate the Plan at any time by resolution of the board of directors.


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented on the accrual basis of accounting in compliance with generally accepted accounting principles. Certain reclassifications have been made to prior year balances to conform to current year financial statement presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investments in registered investment companies (mutual funds) are valued at quoted market prices. American Express Trust Equity Index Fund I and American Express Trust Income Fund II are collective trusts stated at contract value. Units of the Schlumberger Stock Fund, invested primarily in Schlumberger common stock, but also in cash or cash equivalents to provide liquidity, are valued using quoted market prices for the common stock. Gains and losses on the sale of investments were calculated using the first-in-first-out (FIFO) method.


NOTE 4 - INVESTMENT PROGRAMS

Participants may invest their account balances and all contributions made to their accounts in the investment choices described below. Investments may be made in one or more of the funds in 1% increments and choices may be changed any business day. The number of participants investing in each fund at December 31, 1998, is shown parenthetically.

     IDS International Fund (14 participants)

          A specialty growth fund for aggressive investors whose objective is long-term growth of capital that invests in common stocks of foreign companies.

     IDS New Dimensions Fund (205 participants)

          A growth fund for aggressive investors whose objective is long-term growth of capital that invests in a portfolio of company stocks in which powerful economic and/or technical changes may take place.

     IDS Mutual Fund (163 participants)

          A growth and income fund for investors with moderate tolerance for risk whose objective is balance of growth of capital and current income that invests in a portfolio of common and preferred stocks and bonds.

     IDS Federal Income Fund (32 participants)

          An income fund for conservative investors whose objective is current income and preservation of capital that invests in a portfolio of U.S. government and government agency securities.

     AIM Constellation Fund (69 participants)

          A growth fund for aggressive investors whose objective is capital appreciation primarily through investments in common stocks with emphasis on medium-sized and smaller emerging growth companies.

     American Express Trust Equity Index Fund I (239 participants)

          A growth fund for aggressive investors whose objective is to achieve a rate of return as close as possible to the return of the Standard & Poor's 500 Index that employs a passive portfolio structuring and stock selecting strategy by investing primarily in common stocks of the S&P 500 Index.

     American Express Trust Income Fund II (150 participants)

          A stable capital fund for conservative investors whose objective is to preserve principal and income while maximizing current income that invests in investment contracts and stable value contracts.

     Schlumberger Stock Fund (17 participants)

          A stock fund for aggressive investors whose objective is growth of capital and dividend income that invests in Schlumberger common stock. Participants may invest no more than 25% of their account balances and/or contributions in this fund. See Note 6, below.


NOTE 5 - REGULATORY STATUS OF THE PLAN

In a determination letter dated March 12, 1996, the Internal Revenue Service (the "IRS") stated that the Plan met the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the trust established thereunder was entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. Company matching contributions will not be required to be included in participants' taxable income until they are distributed to the participants.

Shortly after the 1997 merger of the Company into Camco, the Plan was extensively reviewed incident to an internal audit of all the Company's employee benefit plans. As a result, a determination was made that the Production Operators, Inc. Profit Sharing Plan (Note 1) should have been terminated as of September 30, 1989, and the account balances of all participants should have become 100% vested at that time. The Profit Sharing Plan was not terminated until September 30, 1996, at which time, remaining participant account balances were merged into the Plan. Thus, potential operational defects of the Profit Sharing Plan have been brought forward into the Plan.

The Plan Administrator and the Plan's tax counsel believe that all Profit Sharing Plan participants who terminated employment after September 30, 1989, and suffered a forfeiture of a portion of their account balance due to incomplete vesting are entitled to payment of the amounts so forfeited. The Company intends to seek relief for the Plan under the IRS's Walk-in Closing Agreement Program. The Plan Administrator and the Plan's tax counsel believe that the Company will be able to obtain an agreement with the IRS incorporating the steps necessary to correct the defects described above, to include payment by the Company of the amounts forfeited along with earnings on the forfeited amounts imputed from the date of forfeiture. The amount of the required payments has not yet been quantified. However, the Plan Administrator believes the effect on the Plan Financial Statements will not be material.

As indicated above in Note 1, the Plan was amended and restated effective July 1, 1998, to become the mirror image of two other defined contribution plans sponsored by Camco International Inc. These other plans received favorable determination letters from the IRS dated February 12 and February 19, 1998. Although a separate request for an IRS redetermination for the Plan has not been made, the Plan administrator and the Plan's counsel believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code. They believe, therefore, subject to obtaining the agreement with the IRS noted in the paragraph above, that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. The Plan is also in compliance with the provisions of the ERISA.


NOTE 6 - SUBSEQUENT EVENT

The Company has been the plan sponsor of the Production Operators Employee Stock Ownership Plan (the "ESOP"). Based on a careful study and analysis of the ESOP following the merger described in Note 2 of Production Operators into Camco, the Company determined that the ESOP did not integrate well with plans sponsored by Camco. Accordingly, on February 23, 1999, the ESOP was merged into the Plan, retroactively effective to September 30, 1998, by transferring 566,053 shares of Schlumberger common shares with a September 30, 1998 market value of approximately $28,800,000 from the ESOP's custodian to American Express. Each ESOP participant's share of the ESOP was credited to their Plan accounts and invested in the Schlumberger Stock Fund. The Plan's 25% limit on investments in the Schlumberger Stock Fund was waived by the Plan's administrative committee for the ESOP transfers.

          Line 27a - Schedule of Assets Held for Investment Purposes
                       Production Operators Thrift Plan
                           EIN:  74-1622039; P/N 002
                               December 31, 1998


                                                             (c)
                                                  Description of investment
                        (b)                       including maturity date,
                Identity of issue,                    rate of interest,                                                  (e)
               borrower, lessor, or                  collateral, par or                      (d)                     Current
(a)                similar party                       maturity value                       Cost                      value
---        -------------------------------      -------------------------------        ---------------           ---------------

           Participant loans                    9.25% - 10.0% interest                 $             -           $     1,114,147

                                                Employer common stock
           Schlumberger Stock Fund                      3,516 units                             61,763                    55,525

                                                Common/collective trusts:
           AET Equity Index Fund I                     284,346 shares                        9,203,550                 9,956,645

           AET Income Fund II                          276,975 shares                        4,967,133                 5,107,977

                                                Registered investment
                                                companies:
           IDS International Fund                       2,350 shares                            25,753                    27,198

           IDS New Dimensions Fund                     202,169 shares                        5,686,182                 5,831,555

           IDS Mutual Fund                             249,690 shares                        3,555,724                 3,251,966

           IDS Federal Income Fund                     110,953 shares                          565,184                   559,757

           AIM Constellation Fund                      26,178 shares                           778,522                   798,965
                                                                                       ---------------           ---------------
                                                                                       $    24,843,811           $    26,703,735
                                                                                       ===============           ===============

                Line 27d - Schedule of Reportable Transactions
                       Production Operators Thrift Plan
                           EIN:  74-1622039; P/N 002
                 For the Three Months Ended December 31, 1998


           (a)                                                         (c)                   (d)                   (i)
       Identity of                        (b)                        Purchase              Selling               Net gain
      party involved              Description of asset                price                 price               or (loss)
--------------------------     --------------------------        --------------        --------------        --------------

                               Employer common stock
Schlumberger Stock Fund          14 purchases,    1 sale         $      60,231         $           5         $          (1)

                               Common/collective trusts:
AET Equity Index Fund I          10 purchases,  18 sales               382,658               403,625               (12,281)

AET Income Fund II               10 purchases,  17 sales               149,372               458,282                 8,844

                               Registered investment
                               companies:
IDS International Fund           14 purchases,    1 sale                20,974                     3                    (1)

IDS New Dimensions Fund          11 purchases,  19 sales               437,458                95,648               (11,334)

IDS Mutual Fund                  15 purchases,  11 sales               462,376                41,861                (1,445)

IDS Federal Income Fund          17 purchases,    1 sale               276,376                    17                     -

AIM Constellation Fund          14 purchases,    5 sales                58,202                21,387                (4,981)
                                                                --------------        --------------        --------------
                                                                $    1,847,647        $    1,020,828        $      (21,199)
                                                                ==============        ==============        ==============

                                 EXHIBIT INDEX


Exhibit
  No.                     Description
-------                   -----------

  23      -- Consent of Larkin, Ervin & Shirley, L.L.P.